

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 15, 2009

Via U.S. mail and facsimile

Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

      RE: Form 10-K for the year ended May 30, 2009
              Form 10-Q for the period ended August 29, 2009
                 File No. 1-15141

Dear Mr. Bylsma:

We have reviewed your response letter dated December 4, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MAY 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 1. Significant Accounting and Reporting Policies, page 46

Notes Receivable, page 49

2. We note your response to prior comment 9. Please tell us the amounts of notes
    receivable recorded as of May 30, 2008, May 30, 2009, and August 29, 2009 which
    were created by converting accounts receivable or similar items to notes receivable.
    Please also tell us the amounts of these notes receivable that were included in the
    notes receivable repayments and notes receivable issued line items included in your
    determination of net cash used from investing activities for each of the three years
    ended May 30, 2009 as well as the three months ended August 29, 2009. For any
    amounts included in the notes receivable issued line item, please help us understand
    how the conversion of accounts receivable or similar items into notes receivable
    would result in a cash transaction. Please also tell us for the same periods the
    corresponding amounts recorded in cash flows from operating activities related to
    these transactions. Please confirm, if true, that you recorded cash inflows in
    operating activities that were offset by corresponding cash outflows in investing
    activities when you converted these accounts receivable or similar items to notes
    receivable. In addition, given that paragraph 22(a) of SFAS 95 states that cash
    inflows from operating activities include cash receipts from the sales of goods or
    services, including receipts from the collection of accounts and both short- and long-
    term notes receivable from customers arising from those sales, please further advise
    how you determined that the actual cash collections from these notes receivable
    should be reflected in cash flows from investing activities rather than as cash flows
    from operating activities.

Note 9. Notes Payable and Note 10, Long-Term Debt, page 57

3. We note your response to prior comment 10. If EBITDA (as defined in the credit
    agreement) includes adjustments for items other than interest, taxes, depreciation and
    amortization, please revise your description of the measure to convey this and briefly
    describe the nature of the additional adjustments.

Note 14. Stock-Based Compensation

Deferred Compensation Plan, page 70

4. We note your response to prior comment 11. Shares associated with the Non-
    qualified Deferred Compensation Plan are included in the denominator for purposes
    of determining diluted earnings per share amounts. Please also disclose when these

shares are included in your determination of basic earnings per share. Refer to paragraph 10 of SFAS 128. As previously requested, please also disclose how you account for the deferred compensation obligation, including changes in the obligation, related to the Executive Equalization Retirement Plan. Please disclose which balance sheet line item includes this obligation. Refer to EITF 97-14. Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2009

General

5. Please address the above comments in your interim filings as well.

Note 5. Common Stock and Earnings Per Share, page 8

6. We note your response to prior comment 16. In a similar manner to your response, please disclose that dividends accumulate and are forfeitable at all times until vested.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Dieter King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief